UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

 For the month of August 2014
Commission File Number 001-33922

 DRYSHIPS INC.

 102 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F [X]       Form 40-F [  ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this Report on Form 6-K are the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of DryShips Inc. (the "Company") as of and for the six-month period ended June 30, 2014.

Attached hereto as Exhibit 101 to this Report on Form 6-K is the Interactive Data File relating to the following materials from this Report on Form 6-K, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2013 and June 30, 2014 (unaudited); (ii) Unaudited Interim Condensed Consolidated Statements of Operations for the six-month periods ended June 30, 2013 and 2014; (iii) Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the six-month periods ended June 30, 2013 and 2014; (iv) Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2013 and 2014; and (v) Notes to Unaudited Interim Condensed Consolidated Financial Statements.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-190951) filed with the Securities and Exchange Commission on September 3, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: August 6, 2014	By:	/s/ George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "DryShips" or the "Company" or "we" shall include DryShips Inc., its subsidiaries and its consolidated variable interest entities. The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission (the "Commission") on February 21, 2014 and our Registration Statement on Form F-3ASR, filed with the Commission on September 3, 2013. See also the discussion in the section entitled "Forward Looking Statements" below.
Results of Operations
Six-months ended June 30, 2014 compared to the six-months ended June 30, 2013.
Selected Financial Data
(Expressed in thousands of U.S. Dollars)

	Six-month period ended June 30,		Change
	2013	2014	Amount	%
REVENUES:
Voyage revenues (including amortization of above market acquired time charters)	$149,442	$182,962	$33,520	22.4%
Service revenue, net	506,279	802,197	295,918	58.4%
Total Revenues	655,721	985,159	329,438	50.2%

EXPENSES:
Voyage expenses	50,142	59,486	9,344	18.6%
Vessels, drilling rigs and drillships operating expenses	287,383	392,574	105,191	36.6%
Depreciation and amortization	168,418	219,935	51,517	30.6%
Vessel impairment charge	43,490	-	(43,490)	-
Contract termination fees and other	33,293	-	(33,293)	-
General and administrative expenses	73,434	90,635	17,201	23.4%
Legal settlements and other, net	5,390	870	(4,520)	(83.9%)
Operating income/(loss)	(5,829)	221,659	227,488	(3,902.7%)

OTHER INCOME /(EXPENSES):
Interest and finance costs	(118,173)	(207,533)	(89,360)	75.6%
Interest income	5,303	7,240	1,937	36.5%
Gain/ (loss) on interest rate swaps	23,478	(12,403)	(35,881)	(152.8%)
Other, net	2,689	2,538	(151)	(5.6%)
Total other expenses, net	(86,703)	(210,158)	(123,455)	142.4%

INCOME/(LOSS) BEFORE INCOME TAXES	(92,532)	11,501	104,033	(112.4%)
Less: Income taxes	(24,575)	(23,933)	642	(2.6%)
NET LOSS	(117,107)	(12,432)	104,675	(89.4%)
Less: Net income attributable to non-controlling interest	(17,738)	(27,753)	(10,015)	56.5%
NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(134,845)	$(40,185)	$94,660	(70.2%)

Revenues

Drybulk Carrier segment

Voyage revenues increased by $9.2 million, or 9.8%, to $103.0 million for the six-month period ended June 30, 2014, as compared to $93.8 million for the six-month period ended June 30, 2013. An increase of $5.6 million, or 6.0%, is attributable to higher hire rates during the six-month period ended June 30, 2014, as compared to the relevant period in 2013. Moreover, an additional increase of $3.4 million or 3.6% is attributable to the increase in voyage days by 225, from 6,566 days to 6,791 days, during the six-month period ended June 30, 2014, as compared to the six-month period ended June 30, 2013, while the amortization of above market acquired time charters decreased by $0.2 million, or 0.2%, during the six month period ended June 30, 2014, as compared to the relevant period in 2013.
Tanker segment

Voyage revenues increased by $24.3 million, or 43.7%, to $79.9 million for the six-month period ended June 30, 2014, as compared to $55.6 million for the six-month period ended June 30, 2013.  An increase of $22.7 million, or 40.8%, is attributable to higher hire rates during the six-month period ended June 30, 2014, as compared to the relevant period in 2013. Moreover, an additional increase of $1.6 million or 2.9% is attributable to the increase in voyage days by 52, from 1,758 days to 1,810 days, during the six-month period ended June 30, 2014, as compared to the six-month period ended June 30, 2013.
Offshore Drilling segment

Revenues from drilling contracts increased by $295.9 million, or 58.4%, to $802.2 million for the six-month period ended June 30, 2014, as compared to $506.3 million for the six-month period ended June 30, 2013. The increase is primarily attributable to the operations of the Ocean Rig Athena, the Ocean Rig Mylos and the Ocean Rig Skyros that were recently added to the fleet, and contributed, in aggregate, $204.4 million. Moreover, the operations of the Ocean Rig Mykonos, the Ocean Rig Poseidon, the Ocean Rig Olympia and the Ocean Rig Corcovado that contributed, in aggregate, $384.7 million revenues during the six-month period ended June 30, 2014, as compared to $344.0 million during the same period in 2013 and the operations of the Eirik Raude and Leiv Eiriksson, that contributed $212.7 million in the six-month period ended June 30, 2014 as compared to $162.3 million during the same period in 2013. The maximum day rates for the contracts on which our drilling units were employed during the six-month period ended June 30, 2014, ranged between approximately $443,016 and $690,100 per day. The maximum day rates for the contracts on which our drilling units were employed during the six-month period ended June 30, 2013, ranged between approximately $432,000 and $670,000 per day.

Voyage expenses

Drybulk Carrier segment

Voyage expenses increased by $1.7 million, or 11.8%, to $16.1 million for the six-month period ended June 30, 2014, as compared to $14.4 million for the six-month period ended June 30, 2013. The increase in voyage expenses is mainly due to the increased average number of vessels by approximately two and an increase in address and brokerage commissions which were partly offset by the decrease in bunkers expenses for the six months period ended June 30, 2014.
Tanker segment

Voyage expenses increased by $7.7 million, or 21.6%, to $43.4 million for the six-month period ended June 30, 2014, as compared to $35.7 million for the six-month period ended June 30, 2013. The increase relates to the respective increase in voyage revenues.
Offshore Drilling segment

The Offshore Drilling segment did not incur any voyage expenses during the relevant periods.

Vessels, drilling rigs and drillships operating expenses

Drybulk Carrier segment

Vessels' operating expenses increased by $8.8 million, or 24.4%, to $44.9 million for the six-month period ended June 30, 2014, as compared to $36.1 million for the six-month period ended June 30, 2013. The increase is mainly due to increased drydocking expenses of $5.3 million recognized during the six-month period ended June 30, 2014 as compared to the relevant period in 2013. The increase is also attributable to the increase in the average number of vessels by approximately two and the increase in various crew and other expenses and in repairs and spares for the six-month period ended June 30, 2014, as compared to the six-month period ended June 30, 2013.
Tanker segment
Vessels' operating expenses decreased by $0.4 million, or 3.0%, to $13.1 million for the six-month period ended June 30, 2014, as compared to $13.5 million for the six-month period ended June 30, 2013. The decrease is mainly due to the increased initial expenses incurred during the six month period ended June 30, 2013, for the delivery of the vessels Alicante, Mareta, Bordeira.
Offshore Drilling segment

Drilling rigs' and drillships' operating expenses increased by $96.9 million, or 40.8%, to $334.6 million for the six-month period ended June 30, 2014, compared to $237.7 million for the six-month period ended June 30, 2013. The increase in operating expenses was mainly due to operation of the Ocean Rig Mylos, Ocean Rig Skyros and Ocean Rig Athena, which were recently added to the fleet, resulting in operating expenses of $85.8 million, and the increase in operating expenses of the Leiv Eiriksson, the Ocean Rig Olympia, the Ocean Rig Poseidon and the Ocean Rig Mykonos amounting to $31.1 million. These increases were partly offset by a decrease of $20.0 million in operating expenses of the Eirik Raude and Ocean Rig Corcovado.

Depreciation and amortization expense

Drybulk Carrier segment

Depreciation and amortization expense increased by $2.0 million, or 4.2%, to $49.1 million for the six-month period ended June 30, 2014, as compared to $47.1 million for the six-month period ended June 30, 2013. The increase is mainly attributable to the increase in the number of vessels owned by approximately two or 5.8% vessels on average during the six-month period ended June 30, 2014, as compared to the relevant period in 2013.
Tanker segment

Depreciation and amortization expense slightly increased by $0.3 million, or 2.5%, to $12.1 million for the six-month period ended June 30, 2014, as compared to $11.8 million for the six-month period ended June 30, 2013.
Offshore Drilling segment

Depreciation and amortization expense increased by $49.1 million, or 44.8%, to $158.7 million for the six-month period ended June 30, 2014, as compared to $109.6 million for the six-month period ended June 30, 2013. The increase in depreciation and amortization expense was mainly attributable to the operation of the Ocean Rig Mylos, Ocean Rig Skyros and Ocean Rig Athena, amounting to $38.8 million, which were recently added to the fleet, the increase in depreciation expense of Leiv Eiriksson and Eirik Raude amounting to $4.8 million in aggregate and the increase in depreciation expense of the Ocean Rig Mykonos and Ocean Rig Corcovado amounting $5.5 million. The depreciation expense charged for the Ocean Rig Olympia and Ocean Rig Poseidon remained approximately the same for the six-month period ended June 30, 2014 as compared to the relevant period in 2013.

Vessel impairment charge

Drybulk Carrier segment

During the six-month period ended June 30, 2013, we recorded an aggregate impairment loss of $43.5 million related to the sale of four of our newbuildings. No such loss was recorded during the relevant period in 2014.
Tanker segment

The Tanker segment did not incur any impairment loss during the relevant periods.
Offshore Drilling segment

The Offshore Drilling segment did not incur any impairment loss during the relevant periods.
Contract termination fees and other

Drybulk Carrier segment

During the six-month period ended June 30, 2013, contract termination fees were $32.3 million related to the sale agreement of four of our newbuildings during the six-month period ended June 30, 2013. No such fees were recorded during the relevant period in 2014.
Tanker segment

During the six-month period ended June 30, 2013, contract termination fees were $1.0 million related to the sale agreement of two of our newbuildings tankers. No such fees were recorded during the relevant period in 2014.
Offshore Drilling segment

The Offshore Drilling segment did not incur any such fees during the relevant periods.
General and administrative expenses

Drybulk Carrier segment

General and administrative expenses remained approximately the same at $21.2 million for the six-month period ended June 30, 2013 and 2014.
Tanker segment

General and administrative expenses slightly decreased by $0.2 million, or 3.2%, to $6.0 million for the six-month period ended June 30, 2014, compared to $6.2 million for the six-month period ended June 30, 2013.
Offshore Drilling segment

General and administrative expenses increased by $17.3 million, or 37.5%, to $63.4 million for the six-month period ended June 30, 2014, as compared to $46.1 million for the six-month period ended June 30, 2013, due to the increased cost for the operation of the offices in Angola and Athens.

Legal settlements and other, net

Drybulk Carrier segment

Legal settlements and other, net increased by $0.1 million, or 16.7%, to a gain of $0.7 million for the six-month period ended June 30, 2014, as compared to a gain of $0.6 million in the relevant period in 2013.

Tanker segment

The Tanker segment did not incur such gains or losses during the relevant periods.
Offshore Drilling segment

Legal settlements and other, net decreased by $4.4 million, or 73.3%, to a loss of $1.6 million for the six-month period ended June 30, 2014, as compared to a loss of $6.0 million for the six-month period ended June 30, 2013. The amount of $1.6 million concerns cancellation fees from a blow-out preventer order for the Leiv Eiriksson.

Interest and finance costs

Drybulk Carrier segment

Interest and finance costs increased by $3.0 million, or 6.0%, to $52.6 million for the six-month period ended June 30, 2014, as compared to $49.6 million for the six-month period ended June 30, 2013. The increase is mainly due to the increased amortization of $2.8 million of our convertible senior notes compared to the corresponding period in 2013.
Tanker segment

 Interest and finance costs decreased by $0.1 million, or 1.9%, to $5.3 million for the six-month period ended June 30, 2014, as compared to $5.4 million for the six-month period ended June 30, 2013.

Offshore Drilling segment

Interest and finance costs increased by $86.5 million, or 137.1%, to $149.6 million for the six-month period ended June 30, 2014, as compared to $63.1 million for the six-month period ended June 30, 2013. The increase is mainly associated with the non-cash write-offs and redemption costs associated with the full refinancing of the Ocean Rig's $500.0 million 9.5% senior unsecured notes due 2016, totaling $32.6 million and the  higher level of debt during the six-month period ended June 30, 2014.

Interest income

Drybulk Carrier segment

Interest income decreased by $1.7 million, or 77.3%, to $0.5 million for the six-month period ended June 30, 2014, as compared to $2.2 million for the six-month period ended June 30, 2013. The decrease was mainly due to a decrease in bank interest rates in time deposits during the six month period ended June 30, 2014, as compared to the relevant period in 2013.
Tanker segment
The Tanker segment did not earn any interest income during the relevant periods.
Offshore Drilling segment

Interest income increased by $3.6 million, or 116.1%, to $6.7 million for the six-month period ended June 30, 2014, compared to $3.1 million for the six-month period ended June 30, 2013. The increase was mainly due to an increased average cash balance and higher interest rates on our deposits during the six month period ended June 30, 2014, as compared to the relevant period in 2013.

Gain/loss on interest rate swaps

Drybulk Carrier segment

For the drybulk carrier segment, a loss on interest rate swaps of $0.8 million was realized for the six-month period ended June 30, 2014 as compared to a gain of $0.6 million for the six-month period ended June 30, 2013. The loss for the six-month period ended June 30, 2014 was mainly due to mark to market losses of outstanding swap positions.

Tanker segment
For the tankers segment, a loss on interest rate swaps of $1.4 million was realized for the six-month period ended June 30, 2014, as compared to a gain of $3.0 million for the six-month period ended June 30, 2013. The loss for the six-month period ended June 30, 2014, was mainly due to mark to market losses of outstanding swap positions.
Offshore Drilling segment

For the six-month period ended June 30, 2014, the drilling segment incurred losses on interest rate swaps of $10.2 million, as compared to gains of $19.9 million for the six-month period ended June 30, 2013, a decrease of 151.3%. The loss for the six-month period ended June 30, 2014, was mainly due to mark to market losses of outstanding swap positions.

Other, net
Drybulk carrier segment

Other, net amounted to a gain of $1.1 million for the six-month period ended June 30, 2014, compared to a loss of $1.5 million for the six-month period ended June 30, 2013.
Tanker segment

Other, net decreased to $0 for the six-month period ended June 30, 2014, as compared to a gain of $0.1 million for the six-month period ended June 30, 2013.
Offshore Drilling segment

Other, net decreased by $2.7 million, or 65.9%, to a gain of $1.4 million for the six-month period ended June 30, 2014, compared to a gain of $4.1 million for the six-month period ended June 30, 2013. The decrease is mainly due to foreign currency exchange rate differences.

Income taxes

Drybulk Carrier segment

We did not incur any income taxes on international shipping income in our Drybulk Carrier segment for the relevant periods.
Tanker segment

We did not incur any income taxes on international shipping income in our Tanker segment for the relevant periods.

Offshore Drilling segment

Income taxes decreased by $0.7 million, or 2.8%, to $23.9 million for the six-month period ended June 30, 2014, compared to $24.6 million for the six-month period ended June 30, 2013. As our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Liquidity

As of June 30, 2014, we had cash and cash equivalents of $458.7 million and $168.1 million of restricted cash related to (i) bank deposits which are used to fund the loan installments coming due, (or "retention accounts"); (ii) bank deposits permanently blocked as cash collateral; and (iii) required minimum cash and cash equivalents, (or "minimum liquidity").

Our cash and cash equivalents decreased by $136.4 million, or 22.9%, to $458.7 million as of June 30, 2014, compared to $595.1 million as of December 31, 2013 and our restricted cash increased by $23.9 million, or 16.6%, to $168.1 million as of June 30, 2014, compared to $144.2 million as of December 31, 2013. The decrease in our cash and cash equivalents was mainly due to loan repayments of $607.3 million, payments of financing fees of $4.1 million, payments of dividends of $10.2 million, advances for vessels and drilling units under construction amounting to $233.5 million and payments in connection to vessel and drilling rig acquisitions and improvements amounting to $494.8 million, which were partly offset by the net proceeds of borrowings under our senior secured credit facilities amounting to $950.0 million in the aggregate, proceeds of $89.4 million, in connection with the issuance of common stock and proceeds from operating activities of $197.9 million. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). As of June 30, 2014, the Company's current liabilities exceeded its current assets by $1,004.3 million, compared to a working capital deficit of $987.5 million as of December 31, 2013. The increase in our working capital deficit by $16.8 million for the six-month period ended June 30, 2014, is primarily due to the decrease in the cash and cash equivalents. We believe that we will be able to satisfy our liquidity needs for the next 12 months with the cash we generate from our operations and, if required, proceeds from future debt or equity issuances.

Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings or at-the-market sales, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, the maintenance of the quality of our vessels, compliance with international shipping standards, environmental laws and regulations, the funding of working capital requirements, principal repayments on outstanding loan facilities and the payment of dividends.

As of June 30, 2014, we had total indebtedness of $6.1 billion under our senior secured credit facilities and senior secured and unsecured notes, excluding unamortized financing fees.

Please refer to the discussion on Long-term Debt as detailed in Note 11 of the Company's Consolidated Financial Statements included in the Annual Report Form 20-F (File No. 001-33922) for the year ended December 31, 2013, filed with the Commission on February 21, 2014 and Note 9 of the unaudited interim condensed consolidated financial statements included herein.

Cash flow

Net cash provided by operating activities was $197.9 million for the six-month period ended June 30, 2014. In determining net cash provided by operating activities for the six-month period ended June 30, 2014, net loss was adjusted for the effects of certain non-cash items including $219.9 million of depreciation and amortization, $19.9 million of amortization and write-off of deferred financing costs, $23.7 million of amortization of deferred convertible senior debt costs and $4.6 million of non-cash stock based compensation expenses. Moreover for the six-month period ended June 30, 2014, net loss was also adjusted for the effects of non-cash items such as the gain in the change in fair value of derivatives of $10.9 million, amortization of above market value acquired time charters of $5.1 million. The Company had net cash outflows from changes in operating assets and liabilities of approximately $52.1 million for the six-month period ended June 30, 2014. Net cash provided by operating activities was $4.3 million for the six-month period ended June 30, 2013.

Net cash used in investing activities was $752.1 million for the six-month period ended June 30, 2014. The Company made payments of $233.5 million for advances for vessels and drilling units under construction and $494.8 million for vessels, drilling rigs and drillships acquisitions and improvements. These cash outflows were increased by the increase of $23.9 million in the amount of cash deposits required by our lenders. Net cash used in investing activities was $252.0 million for the six-month period ended June 30, 2013.

Net cash provided by financing activities was $417.8 million for the six-month period ended June 30, 2014, consisting mainly of the borrowings of $950.0 million under our long term credit facilities and the net proceeds of $89.4 million in connection with the issuance of common stock, which were partly offset by $4.1 million in payments for financing costs, repayments of $607.3 million of debt under our long-term credit facilities and dividend payments of $10.2 million. Net cash provided by financing activities was $132.1 million for the six-month period ended June 30, 2013.

Financing activities

Long-term debt

As of June 30, 2014, we were in compliance with the financial covenants contained in our debt agreements relating to our offshore drilling fleet, but were in breach of certain financial covenants contained in our loan agreements relating to our drybulk and tanker fleets, referred to collectively as our shipping segment, under which a total of $82.7 million was outstanding as of June 30, 2014 and giving effect to the waivers subsequent signed . Even though to date none of the lenders has declared an event of default under the loan agreements for which we were not in compliance as of June 30, 2014, these breaches constitute events of default and may result in the lenders requiring immediate repayment of the loans. As a result of the aforementioned non-compliance and the cross-acceleration and cross-default provisions contained in our bank facilities relating to our shipping segment, we have classified the indebtedness under our bank facilities relating to our shipping segment, amounting to $896.6 million in the aggregate as of June 30, 2014, as current liabilities. For more information, see "Item 5.B. Liquidity and Capital Resources – Breach of Covenants under Secured Credit Facilities" in our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Commission on February 21, 2014.

We are currently in negotiations with our lenders to obtain waivers of our covenant breaches and extend our existing waivers of covenant breaches, or to restructure the affected debt. We cannot guarantee that we will be able to obtain our lenders' waiver or consent, or extensions of existing waivers, with respect to the aforementioned noncompliance under our credit facilities relating to our shipping segment, or any non-compliance with specified financial ratios or financial covenants under future financial obligations we may enter into, or that we will be able to refinance or restructure any such indebtedness. If we fail to remedy, or obtain a waiver of the breaches of the covenants discussed above, our lenders may accelerate our indebtedness under the relevant credit facilities, which could trigger the cross-acceleration or cross-default provisions contained in our other credit facilities relating to our shipping segment, under which a total of $82.7 million was outstanding as of June 30, 2014, giving effect to the waivers subsequently signed. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens. In addition, if the value of our adjustment to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

Management expects that the lenders will not demand payment of the loans relating to our shipping segment under which we were in breach as of June 30, 2014, before their maturity, provided that we pay scheduled loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. Management plans to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations and from financing activities. In addition, if conditions in the drybulk charter, tanker and offshore drilling markets decline from current levels and the market value of our vessels decline even further, we may seek to restructure our outstanding indebtedness.  For more information, see Note 9 to our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2014.

The annual principal payments required to be made after June 30, 2014, including balloon payments and taking into consideration the repayment of Ocean Rig's $1.35 billion Senior Secured Credit Facility and the New Term Loan B discussed below, totaling $6.1 billion due through July 2020, are as follows:

Twelve months ending	Total (in thousands)
June 30, 2015	$1,625,313
June 30, 2016	32,000
June 30, 2017	32,000
June 30, 2018	832,000
June 30, 2019	532,000
June 30, 2020 and thereafter	3,017,421
6,070,734
Less: Financing fees	(116,090)
Total debt	$5,954,644

 Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Recent Developments

-
 On July 9, 2014, we received a firm commitment letter for an up to $350 million secured bridge loan facility, to partially refinance our 5.00% convertible bond maturing December 1, 2014. ABN AMRO Bank N.V. is expected to be the Lead Arranger and commit $200 million in this facility. The facility is subject to definitive documentation. We expect it will be secured by Ocean Rig shares owned by the Company, will contain certain conditions precedent, will mature 12 months from the drawdown date as such period may be extended by the lenders for up to 12 months and will be subject to mandatory prepayment in certain events.

-
On July 11, 2014, we entered into a supplemental agreement under the secured term loan facility dated July 23, 2008, to among other things, release the vessel Woolloomoloo from the collateral package under this loan.

-	On July 17, 2014, we signed a supplemental agreement under the secured term loan facility dated October 26, 2011 for a waiver of a certain financial covenant until December 31, 2014.

-
On July 18, 2014, we signed a firm commitment letter from Nordea Bank for an up to $170 million senior secured credit facility to finance nine Drybulk vessels. Nordea Bank has committed to fully underwrite this facility which is expected to have a five year term and bears interest at LIBOR plus a margin. Six out of the nine vessels are currently mortgaged under the Company's $325 million Senior Credit Facility which has a balance of $58.1 million as of July 31, 2014. The remaining three vessels are currently debt free. The availability of this facility is subject to final documentation and certain conditions precedent.

-
 On July 21, 2014, Ocean Rig announced that its Board of Directors declared a quarterly cash dividend with respect to the quarter ended June 30, 2014 of $0.19 per common share, to shareholders on record as of August 1, 2014 and payable on or about August 11, 2014.

-
On July 25, 2014, Ocean Rig entered into a $1.3 billion Senior Secured Term Loan B facility to refinance the $1.35 billion Senior Secured Credit Facility, which had a balance of approximately $1.3 billion on that date. Consequently, an amount of $75 million which was previously restricted under the $1.35 billion facility was released to Ocean Rig.  The new Term Loan B facility is secured primarily by first priority mortgages on the drillships, Ocean Rig Mylos, Ocean Rig Skyros and Ocean Rig Athena, bears interest at a fixed rate, and matures on July 25, 2021.

-	On July 31, 2014, the Company signed a supplemental agreement under the secured term loan facility dated October 24, 2012, for the relaxation of a certain financial covenant until December 31, 2014.

Significant Accounting policies

A discussion of the Company's significant accounting policies can be found in the Company's Consolidated Financial Statements included in the Annual Report Form 20-F (File No. 001-33922) for the year ended December 31, 2013 filed with the Commission on February 21, 2014.

Changes in Accounting Policies

Other than those disclosed in the interim condensed consolidated financial statements, there have been no material changes to these policies in the six-month period ended June 30, 2014.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," and "expect" reflect forward-looking statements.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

•	the Company's ability to enter into new contracts for drilling rigs and drillships and future utilization rates and contract rates for drilling rigs and drillships;

•
future capital expenditures and investments in the construction, acquisition and refurbishment of drilling rigs and drillships (including the amount and nature thereof and the timing of completion thereof);

•	statements about drybulk and tanker shipping market trends, including charter rates and factors affecting supply and demand;

•	the Company's ability to obtain additional financing and comply with covenants in such financing arrangements;

•	expectations regarding the availability of vessel acquisitions; and

•	anticipated developments with respect to pending litigation.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although DryShips believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, DryShips cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and drybulk vessel, drilling unit and tanker values, failure of a seller to deliver one or more drilling units, tankers or drybulk vessels, failure of a buyer to accept delivery of a drilling unit, tanker or vessel, inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in DryShips' voyage and operating expenses, including bunker prices, dry-docking and insurance costs, vessel breakdowns and instances of off-hires, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors listed from time to time in reports, registration statements and other materials that we file with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20 –F.

DRYSHIPS INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Consolidated Balance Sheets
As of December 31, 2013 and June 30, 2014 (unaudited)
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,	June 30,
ASSETS	2013	2014

CURRENT ASSETS:
Cash and cash equivalents	$595,142	$458,715
Restricted cash	94,170	93,050
Trade accounts receivable, net of allowance for doubtful receivables of $2,948 and $2,948 at December 31, 2013 and at June 30, 2014, respectively	321,989	351,185
Due from related parties (Note 4)	39,023	42,718
Other current assets (Note 5)	133,875	217,488
Total current assets	1,184,199	1,163,156

FIXED ASSETS, NET:
Advances for vessels and drillships under construction and related costs (Note 6)	679,008	577,069
Vessels, net (Note 7)	2,249,087	2,242,604
Drilling rigs, drillships, machinery and equipment, net (Note 7)	5,828,231	6,419,463
Total fixed assets, net	8,756,326	9,239,136

OTHER NON-CURRENT ASSETS:
Financial instruments (Note 10)	14,741	10,395
Restricted cash	50,000	75,000
Intangible assets, net	6,175	5,454
Above-market acquired time charter	8,816	3,695
Other non-current assets (Note 8)	103,435	124,179
Total other non-current assets	183,167	218,723
Total assets	$10,123,692	$10,621,015

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred finance costs (Note 9)	$1,660,168	$1,578,092
Accounts payable and other current liabilities	102,528	164,373
Accrued liabilities	232,623	214,378
Due to related parties (Note 4)	611	295
Deferred revenue	128,044	168,688
Financial instruments (Note 10)	47,740	41,592
Total current liabilities	2,171,714	2,167,418

NON-CURRENT LIABILITIES
Long-term debt, net of current portion and deferred finance costs (Note 9)	3,907,835	4,376,552
Financial instruments (Note 10)	26,086	17,030
Deferred revenue	152,226	140,630
Other non-current liabilities	34,133	15,636
Total non-current liabilities	4,120,280	4,549,848

COMMITMENTS AND CONTINGENCIES (Note 13)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2013 and June 30, 2014; 100,000,000 shares designated as Series A Convertible preferred stock; 0 shares of Series A Convertible Preferred stock issued and outstanding at December 31, 2013 and June 30, 2014, respectively	-	-

Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2013 and June 30, 2014; 432,654,477 and 454,864,321 shares issued and outstanding at December 31, 2013 and June 30, 2014, respectively	4,326	4,548
Treasury stock; $0.01 par value; 21,000,000 shares at December 31, 2013 and June 30, 2014 (Note 11)	(210)	(210)
Additional paid-in capital (Note 11)	2,824,702	2,916,044
Accumulated other comprehensive loss	(6,062)	(5,599)
Accumulated deficit	(209,120)	(249,305)
Total DryShips Inc. stockholders' equity	2,613,636	2,665,478
Non-controlling interests (Note 17)	1,218,062	1,238,271
Total equity	3,831,698	3,903,749
Total liabilities and stockholders' equity	$10,123,692	$10,621,015

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the six-month periods ended June 30, 2013 and 2014
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Six-month period ended June 30,
	2013	2014
REVENUES:
Voyage revenues (including amortization of above market acquired time charters)	149,442	182,962
Service revenue, net	506,279	802,197
Total Revenues (Note 15)	$655,721	$985,159

EXPENSES:
Voyage expenses	50,142	59,486
Vessels, drilling rigs and drillships operating expenses	287,383	392,574
Depreciation and amortization	168,418	219,935
Vessel impairment charge (Note 6)	43,490	-
Contract termination fees and other (Note 6)	33,293	-
General and administrative expenses	73,434	90,635
Legal settlements and other, net (Note 13)	5,390	870
Operating income/(loss)	(5,829)	221,659

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 14)	(118,173)	(207,533)
Interest income	5,303	7,240
Gain/(loss) on interest rate swaps (Note 10)	23,478	(12,403)
Other, net	2,689	2,538
Total other expenses, net	(86,703)	(210,158)

INCOME/(LOSS) BEFORE INCOME TAXES	(92,532)	11,501
Less: Income taxes	(24,575)	(23,933)

NET LOSS	$(117,107)	(12,432)

Less: Net income attributable to non-controlling interest	(17,738)	(27,753)

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC.	$(134,845)	$(40,185)

NET LOSS ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS (Note 16)	(134,868)	(40,300)

LOSS PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS BASIC AND DILUTED (Note 16)	$(0.35)	$(0.10)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 16)	382,657,244	411,363,240

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss
For the six-month periods ended June 30, 2013 and 2014
(Expressed in thousands of U.S. Dollars)

	Six-month period ended June 30,
	2013	2014
- Net loss	$(117,107)	$(12,432)
Other comprehensive income:
- Reclassification of realized losses associated with capitalized interest to the Unaudited Interim Condensed Consolidated Statement of Operations, net	276	277
- Actuarial gains	3,668	491

Total other comprehensive income	$3,944	$768

Total comprehensive loss	(113,163)	(11,664)
- Less: comprehensive income attributable to non-controlling interests	(19,229)	(28,064)

Comprehensive loss attributable to DryShips Inc.	$(132,392)	$(39,728)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2013 and 2014
(Expressed in thousands of U.S. Dollars)

	Six-month period ended June 30,
	2013	2014
Net Cash Provided by Operating Activities	$4,315	$197,876

Cash Flows Provided by / (used in) Investing Activities:
Vessels'/drilling rigs acquisitions, improvements and other fixed assets	(258,925)	(494,778)
Advances for vessel acquisitions/ drillships under construction	(86,479)	(233,511)
Short term investments	-	74
(Increase)/Decrease in restricted cash	93,363	(23,880)
Net Cash Used in Investing Activities	(252,041)	(752,095)

Cash Flows Provided by / (used in) Financing Activities :
Proceeds from long-term credit facilities, term loans and senior notes	182,576	950,000
Principle payments and repayments of long-term debt and senior notes	(154,134)	(607,313)
Net proceeds from common stock issuance	-	89,382
Net proceeds from sale in ownership of subsidiary	123,084	-
Dividends paid	-	(10,178)
Payment of financing costs, net	(19,458)	(4,099)
Net Cash Provided by Financing Activities	132,068	417,792
Net decrease in cash and cash equivalents	(115,658)	(136,427)

Cash and cash equivalents at beginning of the period	341,950	595,142
Cash and cash equivalents at end of the period	$226,292	$458,715

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of DryShips Inc. its subsidiaries and consolidated Variable Interest Entities ("VIEs") (collectively, the "Company" or "DryShips"). DryShips was formed on September 9, 2004, under the laws of the Republic of the Marshall Islands.  The Company is a provider of international seaborne drycargo and oil transportation services and deepwater drilling rig services.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on February 21, 2014.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2014, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2014.

The consolidated balance sheet as of December 31, 2013 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

2. Significant Accounting policies:

A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on February 21, 2014 (the "Consolidated Financial Statements for the year ended December 31, 2013"). There have been no material changes to these policies in the six month period ended June 30, 2014.

New accounting pronouncements

Revenue from Contracts with Customers: The Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB") (collectively, the "Boards") jointly issued a standard in May 2014 that will supersede virtually all of the existing revenue recognition guidance in US GAAP and International Financial Reporting Standards ("IFRS") and is effective for annual periods beginning on or after January 1, 2017. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard's requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity's ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. The guidance in Accounting Standard Update ("ASU") 2014-09 Revenue from Contracts with Customers (Topic 606) supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this ASU supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU. Management is in the process of accessing the impact of the new standard on Company's financial position and performance.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

 3. Going concern

As of June 30, 2014, the drilling segment was in compliance with its financial covenants while the shipping segment was in breach of certain financial covenants, contained in the Company's loan agreements relating to $82,650 of the Company's debt, giving effect to the waivers subsequently signed. Even though as of to date none of the lenders have declared an event of default under the loan agreements, these breaches constitute events of default and may result in the lenders requiring immediate repayment of the loans. As a result of this non-compliance and of the cross default provisions contained in all bank loan agreements of the shipping segment, the Company has classified the respective bank loans amounting to $896,563 as current liabilities (Note 9). As a result, the Company reported a working capital deficit of $1,004,262 at June 30, 2014.

In addition and as further discussed in Note 13, the Company's expected short term capital commitments to fund the construction installments under the shipbuilding contracts in the twelve-month period ending June 30, 2015, amount to $627,140. Cash expected to be generated from operations assuming that current market charter hire rates would prevail in the twelve-month period ending June 30, 2015, will not be sufficient to cover the Company's unfinanced capital commitments. The Company expects to finance its current maturities of long-term debt and unfinanced capital commitments with cash on hand, operational cash flows and debt or equity issuances.

On October 4, 2013, the Company filed a prospectus supplement to the universal shelf registration statement on Form F-3 filed on August 30, 2013, pursuant to an at-the-market offering for up to $200,000 of the Company's common shares. In connection with the offering, the Company entered into a Sales Agreement with Evercore Group L.L.C., ("Evercore"), the sales agent, dated October 4, 2013. During 2013, 6,892,233 common shares were issued and sold pursuant to the at-the-market offering, resulting in proceeds of $23,655, after deducting commissions, while in the six months ended June 30, 2014, 22,209,844 common shares were issued and sold pursuant to the at-the-market offering, resulting in proceeds of $90,016, after deducting commissions.

The Company is currently in negotiations with its lenders to obtain waivers, waiver extensions or to restructure the affected debt. Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company pays scheduled loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. Management plans to settle the loan interest and scheduled loan repayments with cash expected to be generated from operations and from financing activities.

The unaudited interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the unaudited interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4. Transactions with Related Parties:

The amounts included in the accompanying consolidated balance sheets and unaudited interim condensed consolidated statements of operations are as follows:

	December 31, 2013	June 30, 2014
Balance Sheet
Due to related party – Cardiff Marine Inc.	$(3)	$(3)
Due to related party - Tri-Ocean Heidmar	(43)	(43)
Due to related party – Cardiff Tankers	(181)	(249)
Due to related party – Sigma and Blue Fin pool	(336)	-
Due to related party – Vivid	(48)	-

Due to related party – Total	$(611)	$(295)

Due from related party - TMS Bulkers	29,059	32,635
Due from related party - TMS Tankers	9,964	10,083

Due from related party – Total	$39,023	$42,718

Advances for vessels and drillships under construction – Cardiff Drilling/TMS Bulkers/ TMS Tankers, for the year/period	4,778	1,546
Vessels, net –TMS Bulkers/ TMS Tankers, for the year/period	6,815	530
Drilling rigs, drillships, machinery and equipment, net – Cardiff/Cardiff Drilling, for the year/period	5,692	2,885
Trade Accounts Receivable – Accrued Receivables – Sigma and Blue Fin pools	386	-

	Six-month period ended June 30,
Statement of Operations	2013	2014
Voyage Revenues - Sigma and Blue Fin pool.	$3,588	$44
Service Revenues, net – Cardiff Drilling	(4,198)	(7,729)
Voyage expenses - TMS Tankers	(676)	(982)
Voyage expenses - TMS Bulkers	(1,288)	(1,401)
Voyage expenses - Cardiff Tankers	(634)	(982)
Contract termination fees and other	(23,048)	-

General and administrative expenses:
- Consultancy fees - Fabiana Services S.A.	(1,768)	(1,854)
- Management fees - TMS Tankers	(4,037)	(4,354)
- Management fees - TMS Bulkers	(13,302)	(14,742)
- Consultancy fees – Vivid	(6,482)	(5,922)
- Consultancy fees – Azara	-	(1,250)
- Consultancy fees – Basset	(566)	(616)
- Amortization of DryShips CEO stock based compensation	(3,344)	(2,924)
- Amortization of Ocean Rig's CEO stock based compensation	$-	$(653)

          (Per day and per quarter information in the note below is expressed in United States Dollars/Euros)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

TMS Bulkers Ltd. - TMS Tankers Ltd.:

Effective January 1, 2011, each of the Company's drybulk vessel-owning subsidiaries entered into new management agreements with TMS Bulkers Ltd. ("TMS Bulkers"), which replaced the Company's management agreements with Cardiff Marine Inc. ("Cardiff"), a related technical and commercial management company incorporated in Liberia, that were effective as of September 1, 2010 through December 31, 2010 and each of the Company's tanker ship-owning subsidiaries entered into new management agreements with TMS Tankers Ltd. ("TMS Tankers") together TMS Bulkers and TMS Tankers are hereinafter referred to as the "Managers". The Managers are beneficially owned by Mr.George Economou, the Company's Chairman, President and Chief Executive Officer.

TMS Bulkers provides comprehensive drybulk ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Each new vessel management agreement provides for a fixed management fee, the same fee as was charged by Cardiff under the Company's previous management agreements effective from September 1, 2010, of Euro 1,500 ($2,047 based on the Euro/U.S. Dollar exchange rate at June 30, 2014) per vessel per day, which is payable in equal monthly installments in advance and can be adjusted each year by the Greek Consumer Price Index for the previous year but by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,545 ($2,108 based on the Euro/U.S. Dollar exchange rate at June 30, 2014).

If TMS Bulkers is requested to supervise the construction of a newbuilding vessel, in lieu of the management fee, the Company will pay TMS Bulkers an upfront fee equal to 10% of the budgeted supervision cost. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate of Euro 500 (or $682 based on the Euro/U.S. Dollar exchange rate at June 30, 2014) per day.

TMS Tankers provides comprehensive tanker ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Tankers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Under the management agreements, TMS Tankers is entitled to a daily management fee per vessel of Euro 1,700 ($2,320 based on the Euro/U.S. Dollar exchange rate at June 30, 2014), payable in equal monthly installments in advance and automatically adjusted each year by the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012, the fixed management fee was adjusted by 3% to Euro 1,751 ($2,389 based on the Euro/U.S. Dollar exchange rate at June 30, 2014). TMS Tankers is entitled to a construction supervisory fee of 10% of the budgeted supervision cost for the vessels under construction, payable up front in lieu of the fixed management fee.

Under their respective agreements, the Managers are also entitled to (i) a discretionary incentive fee, (ii) a commission of 1.25% on charter hire agreements that are arranged by the Managers; and (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by the Managers.

In the event that the management agreements are terminated for any reason other than a default by the Managers or change of control of the Company's ownership, the Company will be required to pay the management fee for a further period of three calendar months as from the date of termination.

In the event of a change of control of the Company's ownership, the Company will be required to pay the Managers a termination payment, representing an amount equal to the estimated remaining fees payable to the Managers under the then current term of the agreement which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

TMS Bulkers Ltd. - TMS Tankers Ltd. - continued:

Each management agreement has an initial term of five years and will be automatically renewed for a five-year period and thereafter extended in five-year increments, unless the Company provides notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.

Transactions with TMS Bulkers and TMS Tankers in Euros were settled on the basis of the average U.S. Dollar rate on the invoice date.

George Economou: As the Company's Chairman, President, Chief Executive Officer ("CEO") and principal shareholder, with a 13.3% shareholding as of June 30, 2014, Mr. George Economou has the ability to exert influence over the operations of the Company. Mr. George Economou shareholding decreased to 13.3%, on April 7, 2014 due to the expiration of the previously issued 3,500,000 warrants pursuant to a Securities Purchase Agreement dated March 6, 2009. In April 2012, companies affiliated with the Company's Chairman, President and Chief Executive Officer purchased a total of 2,185,000 common shares of Ocean Rig in the public offering by Ocean Rig of common shares of Ocean Rig owned by DryShips that was completed on April 17, 2012 (Note 11). During March 2013, the Company accepted an offer from a company affiliated with Mr. George Economou for the sale of two VLOC newbuildings (Note 6).

Cardiff Marine Inc: On January 2, 2014, the Company entered into an agreement with certain clients of Cardiff, a company controlled by Mr. George Economou, for the grant of seven rights of first refusal to acquire seven Newcastlemax newbuildings, should they wish to sell these vessels at some point in the future. The Company may exercise any one, several or all of the rights. Each right is valid until one day before the contractual date of delivery of each vessel. These newbuildings are scheduled for delivery between the fourth quarter of 2015 and the fourth quarter of 2016.

Global Services Agreement: Effective January 1, 2013, the Company terminated its Global Services Agreement with Cardiff  pursuant to which Cardiff (i) provided consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of the Company and its subsidiaries, including the Company's drilling units; and (ii) identified, sourced, negotiated and arranged the sale or purchase of the offshore assets of the Company and its subsidiaries, including the Company's drilling units.  In consideration of such services, the Company had paid Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. Effective January 1, 2013, Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig, the Company's majority owned subsidiary, entered into a Global Services Agreement with Cardiff Drilling Inc. ("Cardiff Drilling") a company controlled by Mr. George Economou, pursuant to which Ocean Rig Management engaged Cardiff Drilling to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by Ocean Rig. Under the Global Services Agreement, Cardiff Drilling, or its subcontractor, (i) provides consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of Ocean Rig and its subsidiaries; and (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of Ocean Rig and its subsidiaries. In consideration of such services, Ocean Rig will pay Cardiff Drilling a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. Costs from the Global Services Agreement are expensed in the unaudited interim condensed consolidated statements of operations or capitalized as a component of "Advances for drillships under construction and related costs" being a directly attributable cost to the construction, as applicable.

Transactions with Cardiff in Euros were settled on the basis of the average USD rate on the invoice date.

Fabiana Services S.A.: Under the consultancy agreements effective from February 3, 2005, between the Company and Fabiana Services S.A. ("Fabiana"), a related party entity incorporated in the Republic of the Marshall Islands, Fabiana provides consultancy services relating to the services of Mr. George Economou in his capacity as Chief Executive Officer of the Company (Note 12).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

Fabiana Services S.A. - continued:

On January 12, 2011, the Compensation Committee approved a $4 million bonus and 9,000,000 shares of the Company's common stock payable to Fabiana for the provision of the services of the Company's Chief Executive Officer during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 1,000,000 shares vesting on the grant date and 1,000,000 shares to vest annually on December 31, 2011 through 2018, respectively.

On August 20, 2013, the Compensation Committee approved that a bonus in the form of 1,000,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2012. The shares vest over a period of two years  with 333,334 shares vesting on the grant date, 333,333 shares vesting on August 20, 2014 and, 333,333 vesting on August 20, 2015.

 Azara Services S.A.: Under the consultancy agreement entered on September 9, 2013 and effective from January 1, 2013, between one of the wholly owned subsidiaries of Ocean Rig, and Azara Services S.A. ("Azara"), a related party entity incorporated in the Republic of the Marshall Islands, Azara provides consultancy services relating to the services of Mr. George Economou in his capacity as Chief Executive Officer of Ocean Rig. The annual remuneration to be awarded to Azara under the consultancy agreement is $2,500 in cash. For the six month period ended June 30, 2014, the Company incurred costs of $1,250, related to this agreement which are included in "General and Administrative expenses" in the unaudited interim condensed consolidated statement of operations.  In addition, on August 20, 2013, Ocean Rig's Compensation Committee approved a sign-on bonus of 150,000 shares of Ocean Rig's common stock to Azara, relating to the services of Mr. George Economou as Chief Executive Officer of Ocean Rig. The shares vest over a period of two years with 50,000 shares vesting on the grant date, 50,000 shares vesting on August 20, 2014 and, 50,000 vesting on August 20, 2015. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $17.56 per share.

Basset Holdings Inc.: Under the Consultancy Agreement effective from June 1, 2012, between a wholly owned subsidiary of Ocean Rig and Basset Holdings Inc. ("Basset"), a related party entity incorporated in the Republic of the Marshall Islands, Basset provides consultancy services relating to the services of Mr. Anthony Kandylidis in his capacity as Executive Vice-President of Ocean Rig. The annual remuneration to be awarded to Basset under the consultancy agreement is Euro 0.9 million ($1.2 million based on the Euro/U.S. Dollar exchange rate at June 30, 2014). On August 20, 2013, the Compensation Committee of Ocean Rig approved that a cash bonus of $3.0 million be paid to Basset for the contribution of Mr. Antony Kandylidis for Executive Vice President's services.

Cardiff Tankers Inc.: Under certain charter agreements for the Company's tankers, Cardiff Tankers Inc. ("Cardiff Tankers"), a related party entity incorporated in the Republic of the Marshall Islands, is entitled to a 1.25% commission on the charter hire agreements.

Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010, between the Company and Vivid Finance Limited ("Vivid"), a company controlled by the Chairman, President and Chief Executive Officer of the Company, Mr. George Economou, Vivid provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments, and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; or (ii) at any time by the mutual agreement of the parties.

Effective January 1, 2013, the Company, amended its agreement with Vivid to limit the scope of the services provided under the agreement to DryShips Inc. and its subsidiaries or affiliates, except for Ocean Rig and its subsidiaries.  In essence, post-amendment, the consultancy agreement between the DryShips Inc. and Vivid is in effect for the Company's tanker and drybulk shipping segments only.

Effective January 1, 2013, Ocean Rig Management, a wholly-owned subsidiary of Ocean Rig, entered into a new consultancy agreement with Vivid, on the same terms and conditions as in the consultancy agreement, dated as of September 1, 2010, between DryShips Inc. and Vivid, except that under the new agreement, Ocean Rig is obligated to pay directly the fee of 0.20% to Vivid on the total transaction amount in consideration of the services provided by Vivid in respect of Ocean Rig's offshore drilling business, whereas under the consultancy agreement between DryShips Inc. and

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

Vivid, this fee was paid by DryShips Inc.

Sigma Tankers Inc. pool and Blue Fin Tankers Inc. pool: Three of the Suezmax tankers, Vilamoura, Lipari and Petalidi, operated in the Blue Fin Tankers pool ("Blue Fin") until the termination of the pooling agreements with Blue Fin relating to such vessels in October 2012, March 2013 and November 2012, respectively. The Aframax tankers Saga, Daytona, Belmar and Calida operated in Sigma tanker pool until the termination of the pooling agreements with Sigma relating to such vessels in April 2012, October 2012, January 2013 and October 2013, respectively. Sigma and Blue Fin are spot market pools managed by Heidmar Inc. Mr. George Economou is a member of the Board of Directors of Heidmar Inc.

 5. Other current assets

The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2013	June 30, 2014
Inventories	$25,640	$27,918
Deferred mobilization expenses	75,804	101,783
Prepayments and advances	19,347	23,185
Insurance claims (Note 13)	2,023	27,236
Deferred financing costs	-	19,497
Other	11,061	17,869
	$133,875	$217,488

6. Advances for Vessels and Drillships under Construction and related costs:

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2013.

The movement of the account during the six month period ended June 30, 2014 was as follows:

June 30, 2014
Balance at December 31, 2013	$679,008
Advances for vessels/drillships under construction and related costs	632,634
Drillships delivered	(734,573)
Balance at June 30, 2014	$577,069

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

6. Advances for Vessels and Drillships under Construction and related costs-continued:

On April 12, 2011, the Company concluded an order with an established Chinese shipyard for two 176,000 dwt drybulk vessels, namely hull number H1241 and H1242, for an aggregated price of $54,164 per vessel. On March 26, 2013, the Company concluded two Memoranda of Agreement, with an unrelated party for the sale of two Capesize newbuildings, Hull 1241 and Hull 1242, for a sale price of $71,000 in the aggregate. An impairment loss of $31,617 in the aggregate, was recognized, as a result of the reduction of the vessels' carrying amount to their fair value. In addition, an amount of $10,245 related to this agreement was paid and included in "Contract termination fees and other" in the unaudited 2013 interim condensed consolidated financial statements. On May 23, 2013 and June 17, 2013, Hull 1241 and Hull 1242, were delivered to their new owners, respectively.

In connection with the acquisition of OceanFreight, the Company acquired the orders for five Very Large Ore Carriers, or VLOCs from an established Chinese shipyard. On September 10, 2012, the vessel Fakarava was delivered to the Company while on May 23, 2013 and June 18, 2013, the Company took delivery of its newbuilding VLOC's Negonego (ex. H1229) and Rangiroa (ex. H1228), respectively. During March 2013, the Company accepted an offer from an entity affiliated with Mr. George Economou (Note 4) for the novation of the shipbuilding contracts of two VLOC under construction, Hull 1239 and Hull 1240, scheduled for delivery during the fourth quarter 2013 and the first quarter 2014, respectively. An impairment loss of $11,873, in the aggregate, was recognized, as a result of the reduction of the vessels' carrying amount to their fair value. In addition, due to the novation agreements which were signed on April 17, 2013, an amount of $18,305 has been paid and included in "Contract termination fees and other" in the unaudited 2013 interim condensed consolidated financial statements.

On March 24, 2014 the drillship Ocean Rig Athena was delivered to the Company. The Ocean Rig Apollo and the Ocean Rig Santorini, for which the Company has paid $235,656 and $127,000 to the yard, respectively, are scheduled to be delivered in January 2015 and June 2016, respectively.

On April 8, 2014, two contracts between Drillship Crete Owners Inc. and Drillship Amorgos Owners Inc., two wholly owned subsidiaries of Ocean Rig, the Company`s majority owned subsidiary and Samsung Heavy Industries Co., Ltd ("Samsung") became effective for the construction of two 7th generation new integrated design drillships at Samsung and paid $76,600 as first installment to the yard for each of the new drillships. The drillships are scheduled to be delivered to the Company in February 2017 and June 2017, respectively. The total project cost is approximately $685,000, per drillship.

 7. Vessels, Drilling Rigs, Drillships, Machinery and Equipment, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Vessels:

	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2013	$2,872,458	$(623,371)	$2,249,087
Additions	54,660	-	54,660
Depreciation	-	(61,143)	(61,143)
Balance, June 30, 2014	$2,927,118	$(684,514)	$2,242,604

On March 18, 2014, the Company concluded a Memorandum of Agreement with an unaffiliated third party for the acquisition of one second hand Capesize vessel with an attached time charter, Raiatea (ex. Conches), for a purchase price of $53,000. The vessel was delivered on April 24, 2014.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

 7. Vessels, Drilling Rigs, Drillships, Machinery and Equipment, net – continued:

Drilling rigs, drillships, machinery and equipment:

	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2013	$6,637,843	$(809,612)	$5,828,231
Additions	749,025	-	749,025
Depreciation	-	(157,793)	(157,793)
Balance June 30, 2014	$7,386,868	$(967,405)	$6,419,463

As of June 30, 2014, all of the Company's operating vessels, drilling rigs and drillships, except for the vessels Saldhana and Raiatea, have been pledged as collateral to secure the bank loans, Ocean Rig's 6.5% senior secured notes due 2017 and the term loan B facility. (Note 9).

8. Other non-current assets:

The amounts included in the accompanying consolidated balance sheets are as follows:

	December 31, 2013	June 30, 2014
Deferred mobilization expenses	$73,806	$75,532
Security deposits for derivatives	550	550
Prepaid investments	21,554	48,097
Other	7,525	-
Total	$103,435	$124,179

9. Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2013	June 30, 2014
5% Convertible Senior Unsecured Notes	$700,000	$700,000
6.5% Drill Rigs Senior Secured Notes	800,000	800,000
7.25% Ocean Rig Senior Unsecured Notes	-	500,000
9.5% Ocean Rig Senior Unsecured Notes	500,000	-
Secured Credit Facilities - Drybulk Segment	638,820	605,618
Secured Credit Facilities - Tanker Segment	303,979	290,945
Secured Credit Facilities - Drilling Segment	890,000	1,288,421
Term Loan B Facility - Drilling Segment	1,895,250	1,885,750
Less: Deferred financing costs and equity component of notes	(160,046)	(116,090)
Total debt	5,568,003	5,954,644
Less: Current portion	(1,660,168)	(1,578,092)
Long-term portion	$3,907,835	$4,376,552

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

9. Long-term Debt - continued:

Convertible Senior Notes and Related Borrow Facility

In conjunction with the Company's public offering of an aggregate of $460,000 and $240,000 aggregate principal amount of 5% Convertible unsecured Senior Notes in November 2009 and April 2010, respectively (collectively, the "Convertible Senior Notes" or the "Notes"), the Company entered into share lending agreements with an affiliate of the underwriter of the offering, or the share borrower, pursuant to which the Company loaned the share borrower approximately 36,100,000 shares of the Company's common stock. Under the share lending agreements, the share borrower is required to return the borrowed shares when the Notes are no longer outstanding. The Company did not receive any proceeds from the sale of the borrowed shares by the share borrower, but the Company did receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares. As of December 31, 2013 and June 30, 2014, the share borrower had returned an aggregate of 21,000,000 of the above-referenced loaned shares to the Company, which were not retired and are included as treasury stock in the accompanying balance sheets as of December 31, 2013 and June 30, 2014, respectively.

The fair value of the outstanding loaned shares as of December 31, 2013 and June 30, 2014, was $70,970 and $48,622 respectively. On the day of the Notes issuance the fair value of the share lending agreements was determined to be $14,476, based on a 5.5% interest rate of the Notes without the share lending agreement and was recorded as debt issuance cost. Amortization of the issuance costs associated with the share lending agreement during the six-month periods ended June 30, 2013 and 2014, was $1,475 and $1,475, respectively, and is included in "Interest and finance costs." The unamortized balance as of December 31, 2013 and June 30, 2014, was $2,733 and $1,258, respectively.

Effective September 19, 2011, the applicable conversion price of the Notes changed to $6.9 per share. The previous conversion price of $7.19 per share was adjusted downward in connection with the Company's partial spin off of Ocean Rig common stock held by the Company. Since the Company's stock price was below the Notes conversion price of $6.9 as of June 30, 2014, the if-converted value did not exceed the principal amount of the Notes.

The total interest expense related to the Notes in the Company's unaudited interim condensed consolidated statement of operations for the six-month periods ended June 30, 2013 and 2014, was $38,383 and $41,158, respectively, of which $20,883 and $23,658, respectively, are non-cash amortization of the discount on the liability component and $17,500 and $17,500, respectively, are the contractual interest paid semi-annually at a coupon rate of 5% per year. At December 31, 2013 and June 30, 2014, the net carrying amount of the liability component and unamortized discount were $654,738 and $678,397, respectively, and $45,262 and $21,603, respectively.

The Company's interest expense associated with the $460,000 aggregate principal amount and $240,000 aggregate principal amount of Notes is accretive based on an effective interest rate of 12% and 14%, respectively.

Ocean Rig's 6.5% senior secured notes due 2017

On September 20, 2012, Ocean Rig's wholly owned subsidiary Drill Rigs Holdings Inc. (the "Issuer") issued $800,000 aggregate principal amount of 6.50% Senior Secured Notes due 2017 (the "Drill Rigs Notes"), offered in a private offering, resulting in net proceeds of approximately $781,965. Ocean Rig used a portion of the net proceeds of the notes to repay the full amount outstanding under its $1,040,000 senior secured credit facility as at September 20, 2012. The Drill Rigs Notes are secured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The Drill Rigs Notes are fully and unconditionally guaranteed by Ocean Rig and certain of its existing and future subsidiaries (collectively, the "Issuer Subsidiary Guarantors" and, together with Ocean Rig, the "Guarantors").

Upon a change of control, which occurs if 50% or more of Ocean Rig's shares are acquired by any person or group other than DryShips or its affiliates, the Issuer will be required to make an offer to repurchase the notes at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of repurchase. On or after October 1, 2015, the Issuer may, at its option, redeem all or a portion of the notes, at one time or from time to time at 103.25% (from October 1, 2015 to September 30, 2016) or 100% (from October 1, 2016 and thereafter) of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of redemption.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

9. Long-term Debt - continued:

The Drill Rigs Notes and the Drill Rigs Notes guarantees are secured, on a first priority basis, by a security interest in the Issuer's two semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and certain other assets of the Issuer and the Issuer Subsidiary Guarantors, and by a pledge of the stock of the Issuer and the Issuer Subsidiary Guarantors, subject to certain exceptions. The contractual semi-annual coupon interest rate is 6.5% on the Drill Rigs Notes.

 Ocean Rig's 7.25% senior unsecured notes due 2019

On March 26, 2014, Ocean Rig issued $500,000 aggregate principal amount of 7.25% senior unsecured notes due 2019 (the "7.25% Senior Unsecured Notes"), offered in a private placement, resulting in net proceeds of approximately $493,625. The 7.25% Senior Unsecured Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness. Ocean Rig used the net proceeds from the offering of the 7.25% Senior Unsecured Notes, together with cash on hand and repurchased $462,300 of its 9.5% Senior Unsecured Notes, of which $500,000 in aggregate principal amount was outstanding prior to closing of the 7.25% Senior Unsecured Notes Offering, at a tender premium of 105.375%, while the remaining $37,700, was redeemed at a redemption price of 104.5% on May 13, 2014.

The 7.25% Senior Unsecured Notes are not guaranteed by any of the Company's subsidiaries. Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require the Company to purchase all outstanding notes at a redemption price of 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The contractual semi-annual coupon interest rate is 7.25% per year.

Ocean Rig's 9.5% senior unsecured notes due 2016

On April 27, 2011, Ocean Rig issued $500,000 aggregate principal amount of its 9.5% senior unsecured notes due 2016 (the "9.5% Senior Unsecured Notes"), offered in a private placement, resulting in net proceeds of approximately $487.5 million. The 9.5% Senior Unsecured Notes were unsecured obligations and ranked senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of Ocean Rig's existing and future unsecured senior indebtedness.

The 9.5% Senior Unsecured Notes were not guaranteed by any of the Company's subsidiaries. Upon a change of control, which occurs if 50% or more of Ocean Rig's shares were acquired by any person or group other than DryShips or its affiliates, the noteholders had an option to require Ocean Rig to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The contractual semi-annual coupon interest rate was 9.5% per year.

The 9.5% Senior Unsecured Notes were repurchased or redeemed in connection with the 7.25% Senior Unsecured Notes offering discussed above.

Term bank loans and credit facilities

The bank loans are payable in U.S. Dollars in quarterly and semi-annual installments with balloon payments due at maturity between March 2015 and June 2025. Interest rates on the outstanding loans as at June 30, 2014, are based on LIBOR plus a margin, except for an amount of $1,885,750 from the loan facilities which are based on a fixed rate.

On March 28, 2014, the Company entered into a supplemental agreement relating to the loan agreement dated March 19, 2012, to amend certain financial covenants.

On April 14, 2014, the Company obtained a waiver letter relating to the term loan facility dated June 20, 2008, to amend certain financial covenants. The waiver is subject to definitive documentation, which is expected to be completed by the end of the third quarter of 2014.

On April 30, 2014, the Company reached an agreement with the lender under its two Senior Secured Credit Facilities, dated October 5, 2007 and March 13, 2008. Under the terms of these agreements, among other things, the lender has agreed to waive certain financial covenants until December 31, 2014 and relax other financial covenants until maturity, and the Company has agreed to provide a pledge over approximately 3,800,000 Ocean Rig shares owned by DryShips until December 31, 2014. These agreements are subject to definitive documentation which is expected to be completed by the end of the third quarter of 2014.

On May 29, 2014 the Company entered into a supplemental agreement to the loan agreement dated February 14, 2012 to amend certain definition.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

9. Long-term Debt - continued:

$1.35 billion Senior Secured Credit Facility

On March 24, 2014, Ocean Rig drew down the remaining undrawn amount of $450,000 under the $1.35 billion term loan facility signed on February 28, 2013, in connection with Ocean Rig Athena delivery.

On July 25, 2014, Ocean Rig's wholly owned subsidiary, Drillships Ocean Ventures Inc. entered into a $1.3 billion Senior Secured Term Loan B ("New Term Loan B") facility to refinance the $1.35 billion Senior Secured Credit Facility led by DNB, which had a loan balance of approximately $1.3 billion on that date. In line with ASC 470-10-45 "Short-Term Obligations Expected to Be Refinanced" the Company has classified the outstanding balance of its bank loans as at June 30, 2014, in accordance with the terms of the new Term Loan B. The unamortized balance of the deferred finance fees associated with the loan repaid, amounting to approximately $19.5 million, was written off in the statement of operations upon the extinguishment of the related debt in July 2014. In addition, restricted cash of $75.0 million associated with the respective loans has been released upon the repayment.  The New Term Loan B facility is secured primarily by first priority mortgages on the vessels, Ocean Rig Mylos, Skyros and Athena, bears interest at a fixed rate, and matures on July 25, 2021.

$1.9 billion Term Loan B Facility

On February 7, 2014, Ocean Rig refinanced its then existing short-term Tranche B-2 Term Loans with a fungible add-on to its existing long-term Tranche B-1 Term Loans.  As a result of this refinancing, the total $1.9 billion of Tranche B-1 Term Loans will mature no earlier than the third quarter of 2020.

The aggregate available undrawn amounts under the Company's facilities at December 31, 2013 and June 30, 2014, were $450,000 and $0, respectively.

The weighted-average interest rates on the above outstanding debt were: 6.39% for the six-month period ended June 30, 2013 and 6.57% for the six-month period ended June 30, 2014.

The term loans, credit facilities and secured notes are secured by first priority mortgages over the Company's vessels, drilling rigs and drillships, corporate guarantees, first priority assignments of all freights, earnings, insurances and requisition compensation and pledges of the shares of capital stock of certain of the Company's subsidiaries. The loans contain covenants that restrict, without the bank's prior consent changes in management and ownership of the vessels, the incurrence of additional indebtedness and mortgages of vessels and changes in the general nature of the Company's business. In addition, some of the vessels' owning companies are not permitted to pay any dividends to DryShips nor DryShips to its shareholders without the lender's prior consent. The loans also contain certain financial covenants relating to the Company's financial position, operating performance and liquidity, including maintaining working capital above a certain level. The Company's secured credit facilities impose operating and negative covenants on the Company and its subsidiaries. These covenants may limit DryShips' subsidiaries' ability to, among other things, without the relevant lenders' prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.

As of June 30, 2014, the Company was not in compliance with certain loan-to-value ratios contained in certain of its loan agreements relating to its shipping segment. These loan-to-value ratio shortfalls do not constitute events of default that would automatically trigger the full repayment of the loan. Based on the loan agreements, loan-to-value shortfalls may be remedied by the Company by providing additional collateral or repaying the amount of the shortfall. In addition, as of June 30, 2014, and giving effect to the waivers subsequently signed,  the Company was in breach of certain financial covenants, contained in the Company's loan agreements relating to its shipping segment, under which a total of $82,650 was outstanding as of June 30, 2014 (Note 3). As a result of this non-compliance and of the cross default provisions contained in all of the Company's bank loan agreements relating to its shipping segment, and in accordance with guidance related to the classification of obligations that are callable by the creditor, the Company has classified all of the amounts outstanding under its bank loans relating to its shipping segment that were in breach as of June 30, 2014, amounting to $896,563, as current at June 30, 2014.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

9. Long-term Debt - continued:

As of June 30, 2014, the Company was in compliance with all the financial covenants contained in its debt agreements relating to its drilling segment.

Total interest incurred on long-term debt and amortization and write off of debt issuance costs, including capitalized interest, for the six-month periods ended June 30, 2013 and 2014, amounted to $119,366, and $172,178, respectively. These amounts net of capitalized interest are included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statements of operations.

The annual principal payments required to be made after June 30, 2014, including balloon payments and taking into consideration the repayment of Ocean Rig's $1.35 billion Senior Secured Credit Facility and the New Term Loan B discussed above, totaling $6,070,734 due through July 2020, are as follows:

June 30, 2015	$1,625,313
June 30, 2016	32,000
June 30, 2017	32,000
June 30, 2018	832,000
June 30, 2019	532,000
June 30, 2020 and thereafter	3,017,421
Total principal payments	6,070,734
Less: Deferred financing costs and equity component of notes	(116,090)
Total debt	$5,954,644

10. Financial Instruments and Fair Value Measurements:

ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. Effective January 1, 2011, the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income/ (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in the accompanying unaudited interim condensed consolidated statement of operations. Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying unaudited interim condensed consolidated statement of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company has entered in the past into forward freight agreements ("FFA") and foreign currency forward contracts in order to manage risks associated with fluctuations in charter rates and foreign currencies, respectively. All of the Company's derivative transactions are entered into for risk management purposes.

As of June 30, 2014, the Company had 26 interest rate swaps outstanding, of $2.7 billion notional amount, maturing from September 2014 through November 2017.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements - continued:

 Fair Values of Derivative Instruments in the Statement of Financial Position:

		Asset Derivatives			Liability Derivatives
Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2013 Fair value	June 30, 2014 Fair value	Balance Sheet Location	December 31, 2013 Fair value	June 30, 2014 Fair value
Interest rate swaps	Financial instruments-current assets	$-	$-	Financial instruments-current liabilities	$47,740	$41,592
Interest rate swaps	Financial instruments-non-current assets	14,741	10,395	Financial instruments-non-current liabilities	26,086	17,030
Total derivatives not designated as hedging instruments		$14,741	$10,395		$73,826	$58,622
Total derivatives		$14,741	$10,395	Total derivatives	$73,826	$58,622

During the six-month periods ended June 30, 2013 and 2014, the losses transferred from accumulated other comprehensive loss to the unaudited interim condensed consolidated statements of operations were $276 and $277, respectively. The estimated net amount of existing losses at June 30, 2014, that will be reclassified into earnings within the next twelve months related with previously designated cash flow hedges is $554.

		Amount of Gain/(Loss)
		Six-month period ended June 30,
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	2013	2014
Interest rate swaps	Gain/(Loss) on interest rate swaps	$23,478	$(12,403)
Total		$23,478	$(12,403)

The carrying amounts of cash and cash equivalents, restricted cash current, trade accounts receivable, accounts payable and other current liabilities reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans. The carrying value of non-current restricted cash receiving floating interest rate approximates the fair value, the fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The Convertible Senior Notes, the OCR UDW Notes and the Drill Rigs Notes, have a fixed rate and their estimated fair values were determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market). The fair value of the loan that has a fixed rate is estimated through Level 2 inputs of the fair value hierarchy by discounting future cash flows using rates currently available for debt with similar terms, credit risk and remaining maturities. The estimated fair value of the above Convertible Senior Notes, 9.5% Senior Unsecured Notes, Drill Rigs Notes and loans at December 31, 2013, were approximately $700,000, $531,250, $863,504 and $1,951,790, respectively, compared to a carrying amount net of financing fees of $649,966, $493,915, $784,485 and $1,839,170, respectively. The estimated fair value of the above Convertible Senior Notes, 7.25% Senior Unsecured Notes, Drill Rigs Notes and loans at June 30, 2014, is approximately $691,250, $501,250, $828,000, and $1,826,474, respectively compared to a carrying amount net of financing fees of $676,201, $491,451, $786,306 and $1,831,254, respectively.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements - continued:

requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	June 30, 2014	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Recurring measurements:
Interest rate swaps - asset position	$10,395	$-	$10,395	$-
Interest rate swaps - liability position	(58,622)	-	(58,622)	-
Total	$(48,227)	$-	$(48,227)	$-

The following table summarizes the valuation of assets measured at fair value on a non-recurring basis as of the valuation date.

	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Impairment loss
Non-Recurring measurements:
Long-lived assets held and used	-	(71,000)	-	(43,490)
Total	-	(71,000)	-	(43,490)

In accordance with the provisions of relevant guidance, four newbuildings with a carrying amount of $43,490 were written down to their fair values as determined based on the agreed sale price, resulting in an impairment charge of $43,490, which was included in the accompanying unaudited interim condensed consolidated statement of operations for the six-month period ended June 30, 2013 (Note 6).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

11. Common Stock and Additional Paid-in Capital:

Net Income Attributable to DryShips Inc. and Transfers to the Non-controlling Interest:

The following table represents the effects of any changes in DryShips Inc. ownership interest in a subsidiary on the equity attributable to the shareholders of DryShips Inc.

	Six-month period ended June 30,
	2013	2014

Net loss attributable to DryShips Inc.	$(134,845)	$(40,185)
Transfers to the non-controlling interest:
Decrease in DryShips Inc. equity for reduction in subsidiary ownership	(45,418)	(1,924)
Net transfers to the non-controlling interest	(45,418)	(1,924)
Net loss attributable to DryShips Inc. and transfers to the non-controlling interest	$(180,263)	$(42,109)

Issuance of common shares

On October 4, 2013, the Company filed a prospectus supplement to the universal shelf registration statement on Form F-3 filed on August 30, 2013, pursuant to an at-the-market offering for up to $200,000 of the Company's common shares. In connection with the offering, the Company entered into a Sales Agreement with Evercore, the sales agent, dated October 4, 2013. During 2013, 6,892,233 common shares were issued and sold pursuant to the at-the-market offering, resulting in  proceeds of $23,655, after deducting commissions, while in the six months ended June 30, 2014, 22,209,844 common shares were issued and sold pursuant to the at-the-market offering, resulting in proceeds of $90,016, after deducting commissions.

Sale of Ocean Rig shares

On February 14, 2013, the Company completed a public offering of an aggregate of 7,500,000 common shares of Ocean Rig owned by DryShips. The Company received approximately $122,960 of net proceeds from the public offering. The net assets of Ocean Rig as of February 14, 2013, amounted to $2,950,992. At the date of the transaction, the carrying amounts of Ocean Rig's assets and liabilities did not require fair value adjustments. The difference between the net consideration received and the amount attributed to the non-controlling interests, which amounted to $45,418, was recognized in equity attributable to the controlling interest.

Treasury stock

During September 2011, April 2012 and January 2013, the share borrower described in Note 9 returned to the Company an aggregate of 21,000,000 loaned shares of the Company's common stock, which were not retired and are held as treasury stock.

Dividends

On May 8, 2014, Ocean Rig announced that its Board of Directors declared a quarterly cash dividend with respect to the quarter ended March 31, 2014 of $0.19 per common share, to shareholders on record as of May 20, 2014. The dividend was paid on May 29, 2014. The Company received dividends amounting to $14,877, from its subsidiary, during the six month period ended June 30, 2014.

12. Equity incentive plan:

DryShips Inc.

On January 12, 2011, 9,000,000 shares of the non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of Mr. George Economou for the provision of Chief Executive Officer services during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 1,000,000 shares vesting on the grant date and 1,000,000 shares vesting annually on December 31, 2011 through 2018, respectively. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $5.50 per share. As of June 30, 2014, 4,000,000 of these shares have vested.

On August 20, 2013, the Compensation Committee approved that a bonus in the form of 1,000,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of Mr. George Economou for Chief Executive Officer's services rendered during 2012. The shares vest over a period of two years  with 333,334 shares vesting on the grant date, 333,333 shares

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

12. Equity incentive plan – continued:

vesting on August 20, 2014 and 333,333 vesting on August 20, 2015. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $2.01 per share. As of June 30, 2014, 333,334 of these shares have vested.

A summary of the status of the Company's non vested shares as of December 31, 2013 and the movement during the six-month period ended June 30, 2014, is presented below. There were no shares granted or forfeited in the six month period ended June 30, 2014.

	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance December 31, 2013	5,666,666	$5.09
Granted	-	-
Balance June 30, 2014	5,666,666	$5.09

As of December 31, 2013 and June 30, 2014, there was $13,947 and $11,022, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of five years.

The amounts of $3,349 and $2,924, are recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statements of operations for the six-month periods ended June 30, 2013 and 2014, respectively. The total fair value of shares vested during the six-month periods ended June 30, 2013 and 2014, was $0 and $0, respectively.

Ocean Rig UDW Inc.

On February 14, 2012, Ocean Rig's Compensation Committee approved the grant of 112,950 of Ocean Rig's shares of non-vested common stock to officers and key employees of Ocean Rig's subsidiary, Ocean Rig AS, as a bonus for their services rendered during 2011. The shares vest over a period of three years, one third on each December 31, 2012, 2013 and 2014.The stock-based compensation is being recognized to expenses over the vesting period and was based on the fair value of the shares on the grant date of $16.50 per share.

On March 21, 2012, Ocean Rig's board of directors approved the 2012 Equity Incentive Plan (the "Ocean Rig Plan") and reserved a total of 2,000,000 common shares. Under the Ocean Rig Plan, officers, key employees and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock.

On May 15, 2012, Ocean Rig's Compensation Committee approved the grant of: a) 4,500 shares of non-vested common stock to an officer as an additional bonus for his services rendered during 2011 and b) 28,200 shares to new recruited employees as a sign-up stock bonus. The shares vest over a period of three years, one third on each of December 31, 2012, 2013 and 2014. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $15.92 per share.

On December 5, 2012, 7,500 shares were awarded to an officer of the Company. The fair value of the shares on the grant date was $15.75 and the shares vested in March 2013.

On May 16, 2013, Ocean Rig's Compensation Committee approved the grant of 192,400 shares of non-vested common stock to employees of Ocean Rig. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $16.90 per share.

On August 20, 2013, Ocean Rig's Compensation Committee approved a sign-on bonus of 150,000 shares of Ocean Rig's common stock to Azara, pursuant to a consultancy agreement with Azara effective January 1, 2013, relating to the services of Mr. George Economou as Chief Executive Officer of the Company. The shares vest over a period of two years  with 50,000 shares vesting on the grant date, 50,000 shares vesting on August 20, 2014 and 50,000 vesting on August 20, 2015, respectively. The stock based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $17.56 per share.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

12. Equity incentive plan – continued:

On March 31, 2014, Ocean Rig's Compensation Committee approved the grant of 153,700 shares of non-vested common stock to employees of Ocean Rig. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $17.79 per share.

As of June 30, 2014, 123,683 shares have vested, while 119,900 shares were forfeited due to employees' resignations.

A summary of the status of Ocean Rig's non vested shares as of December 31, 2013 and movement during the six-month period ended June 30, 2014, is presented below.

	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance December 31, 2013	239,867	$17.15
Granted	153,700	17.79
Forfeited	(26,850)	16.49
Balance June 30, 2014	$366,717	$17.47

As of December 31, 2013 and June 30, 2014, there was $2,724 and $3,717, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted by Ocean Rig. That cost is expected to be recognized over a period of two years. The amounts of $591 and $1,655 represent the stock based compensation expense for each period accordingly and are recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statements of operations for the six month periods ended June 30, 2013 and 2014, respectively.

13. Commitment and contingencies:

13.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping and drilling business.

The Company has obtained hull and machinery insurance for the assessed market value of the Company's fleet and protection and indemnity insurance. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The Company's loss of hire insurance coverage does not protect against loss of income from day one. It covers approximately one year for the loss of time but will be effective after 45 days' off-hire. During 2012, the Ocean Rig Corcovado, a drillship owned by Ocean Rig,  incurred off-hire due to a failure in one of its engines which was a covered event under the loss of hire policy that resulted in $24.6 million being recognized as revenue during the year ended December 31, 2012. The amount of $24.6 million was reimbursed by the insurers to Ocean Rig in August 2012. During 2014, the Ocean Rig Corcovado incurred off-hire for the same event and, as a result, an additional amount of $20.2 million for the above covered event was recognized as revenue during the six-month period ended June 30, 2014 and was reimbursed during the same period.

As part of the normal course of operations, the Company's customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled though negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due. During 2014, the Ocean Rig Mylos incurred off-hire due to damage to the blow-out-preventer stack during testing, which was a covered event under the loss of hire policy that resulted in $23.3 million being recognized as revenue during the year six-month period ended June 30, 2014.

On July 17, 2008, the Company entered into an agreement to sell the vessel Toro, a 1995-built 73,034 dwt Panamax drybulk carrier, to Samsun Logix Corporation ("Samsun") for the price of approximately $63.4 million. On January 29, 2009, the Company reached an

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

13. Commitment and contingencies-continued:

13.1 Legal proceedings – continued:

agreement with the buyers whereby the price was reduced to $36.0 million. As part of the agreement, the buyers released the deposit of $6.3 million to the Company immediately and were required to make a new deposit of $1.5 million towards the revised purchase price. On February 13, 2009, the Company proceeded with the cancellation of the sale agreement due to the buyers' failure to pay the new deposit of $1.5 million and to perform their obligations under the agreement. In February 2009, Samsun was placed in corporate rehabilitation. In February 2010, Samsun's plan of reorganization was approved by its creditors. As part of this plan, the Company will recover a certain percentage of the agreed-upon purchase price.

As this is contingent on the successful implementation of the plan of reorganization, the Company is unable to estimate the impact on the Company's financial statements.

On May 10, 2013, Drillship Hydra Owners Inc., being the owning company of the drillship Ocean Rig Corcovado, filed a claim against Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc with the High Court in London in connection with the loss of daily earnings and cost of repair for the Blow Out Preventer of Ocean Rig Corcovado in June and July 2011. In July 2013, Ocean Rig reached an out of court commercial agreement with Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc to receive compensation amounting to $5.0 million, and a Settlement Agreement and Release dated September 12, 2013, was entered and the relevant claim filed in the High Court in London, U.K. was dropped. In this respect, Ocean Rig, having previously recognized a receivable of $11.0 million recorded a charge of $6.0 million in June 2013, which amount is included in the respective consolidated statement of operations.

13.2 Purchase obligations:

The following table sets forth the Company's contractual obligations and their maturity dates as of June 30, 2014:
Obligations:	Total	1st year	2nd year	3rd year
Vessels shipbuilding contracts	$124,440	$124,440	$-	$-
Drillship shipbuilding contracts	1,928,900	502,700	498,200	928,000
Total obligations	$2,053,340	$627,140	$498,200	$928,000

13.3 Contractual charter revenue

Future minimum contractual charter revenue, based on vessels committed to non-cancelable, long-term time contracts as of June 30, 2014, amount to $100,403 for the twelve months ending June 30, 2015, $71,671 for the twelve months ending June 30, 2016, $62,553 for the twelve months ending June 30, 2017, $56,455 for the twelve months ending June 30, 2018, $10,819 for the twelve months ending June 30, 2019 and $5,453 for the twelve months ending June 30, 2020 and thereafter. These amounts do not include any assumed off-hire.

14. Interest and Finance Costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:

	Six-month period ended June 30,
	2013	2014

Interest incurred on long-term debt	$109,510	$153,727
Amortization and write-off of financing fees	9,914	18,451
Amortization of convertible notes discount (Note 9)	20,883	23,658
Amortization of share lending agreement-note issuance costs (Note 9)	1,475	1,475
Premium on 9.5% Senior Unsecured Notes (Note 9)	-	26,546
Other	10,857	3,076
Capitalized interest	(34,466)	(19,400)
Total	$118,173	$207,533

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

15. Segment information:

The Company has three reportable segments from which it derives its revenues: Drybulk, Tanker and Drilling segments. The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The Drybulk business segment consists of transportation and handling of Drybulk cargoes through ownership and trading of vessels. The Drilling business segment consists of trading of the drilling rigs and drillships through ownership and trading of such drilling rigs and drillships. The Tanker business segment consists of vessels for the transportation of crude and refined petroleum cargoes.

The tables below present information about the Company's reportable segments as of and for the six-month periods ended June 30, 2013 and 2014.

The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

The Company measures segment performance based on net income/ (loss). Summarized financial information concerning each of the Company's reportable segments is as follows:

	Drybulk Segment		Tanker Segment		Drilling Rigs Segment		Total

	Six-month period ended June 30,		Six-month period ended June 30,		Six-month period ended June 30,		Six-month period ended June 30,
	2013	2014	2013	2014	2013	2014	2013	2014
Revenues from external customers	$93,798	$103,024	$55,644	$79,938	$506,279	$802,197	$655,721	$985,159
Income tax expense	-	-	-	-	(24,575)	(23,933)	(24,575)	(23,933)
Net income/(loss)	(168,575)	(79,376)	5,246	(1,380)	46,222	68,324	(117,107)	(12,432)

	December 31, 2013	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013	June 30, 2014
Total assets	$1,777,176	$1,792,728	$671,842	$656,212	$7,674,674	$8,172,075	$10,123,692	$10,621,015

16. Losses per share:

The Company calculates basic and diluted losses per share as follows:

	Six-month period ended June 30,
	2013			2014
	Loss (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Loss (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net loss attributable to DryShips Inc	(134,845)	-	-	(40,185)	-	-
Less: Allocation of undistributed earnings to non vested stock	(23)	-	-	(115)	-	-
Basic and diluted LPS
Loss attributable to common stockholders	$(134,868)	382,657,244	$(0.35)	$(40,300)	411,363,240	$(0.10)

For the six month periods ended June 30, 2013 and 2014 and given that the Company incurred losses, the effect of including any potential common shares in the denominator of diluted per-share computations would have been anti-dilutive, and therefore, basic and diluted losses per share are the same.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

17. Non-controlling interests:

The following table represents the changes in DryShips Inc. non-controlling interests:

	Six-month period ended June 30,
	2013	2014

Balance at the beginning of the period	$1,021,559	$1,218,062
Net income for the period	17,738	27,753
Decrease in DryShips equity for reduction in subsidiary ownership (Notes 11 and 12)	168,502	1,719
Amortization of stock based compensation	234	672
Dividends declared	-	(10,246)
Other comprehensive income	1,491	311
Balance at the end of the period	$1,209,524	$1,238,271

18. Income Taxes:

Neither the Republic of the Marshall Islands nor Malta imposes a tax on international shipping income earned by a "non-resident" corporation. Under the laws of the Republic of the Marshall Islands and Malta, the countries in which the Company and the vessels owned by subsidiaries of the Company are registered and the Company's subsidiaries (and their vessels) are subject to registration fees and tonnage taxes, as applicable, which have been included in Vessels' operating expenses in the accompanying unaudited interim condensed consolidated statements of operations.

The Marshall Islands and Malta, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, each grants an "equivalent exemption" to United States corporations with respect to each type of shipping income earned by the Company's ship-owning subsidiaries. Therefore, the ship-owning subsidiaries will be exempt from United States federal income taxation with respect to U.S.-source shipping income if they satisfy the 50% Ownership Test. The Company believes that each of the Company's Marshall Islands and Malta ship-owning subsidiaries will be entitled to exemption from U.S. federal income tax in respect of their U.S. source shipping income.

Ocean Rig operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which Ocean Rig operates have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

19. Subsequent Events:

19.1 On July 9, 2014, the Company received a firm commitment letter for an up to $350 million secured bridge loan facility, to partially refinance its 5.00% convertible bond maturing December 1, 2014. ABN Amro Bank N.V. is expected to be the Lead Arranger and commit $200 million in this facility. The facility is subject to definitive documentation. We expect it will be secured by Ocean Rig shares owned by the Company, will contain certain conditions precedent, will mature 12 months from the drawdown date as such period may be extended by the lenders for up to 12 months and will be subject to mandatory prepayment in certain events.

19.2 On July 11, 2014, the Company entered into a supplemental agreement under the secured term loan facility dated July 23, 2008, to among other things, release the vessel Woolloomoloo from the collateral package under this loan.

19.3 On July 17, 2014, the Company signed a supplemental agreement under the secured term loan facility dated October 26, 2011 for a waiver of a certain financial covenant until December 31, 2014.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2014
(Expressed in thousands of United States Dollars – except for daily fees, share and per share data, unless otherwise stated)

19. Subsequent Events – continued:

19.4 On July 18, the Company signed a firm commitment letter from Nordea Bank for an up to $170 million senior secured credit facility to finance nine drybulk vessels. Nordea Bank has committed to fully underwrite this facility which is expected to have a five year term and bears interest at LIBOR plus a margin. Six out of the nine vessels are currently mortgaged under the Company's $325 million Senior Credit Facility which has a balance of $58.1 million as of July 31, 2014. The remaining three vessels are currently debt free. The availability of this facility is subject to final documentation and certain conditions precedent.

19.5 On July 21, 2014, Ocean Rig announced that its Board of Directors declared a quarterly cash dividend with respect to the quarter ended June 30, 2014 of $0.19 per common share, to shareholders on record as of August 1, 2014 and payable on or about August 11, 2014.

19.6 On July 25, 2014, Ocean Rig entered into a $1.3 billion Senior Secured Term Loan B facility to refinance the $1.35 billion Senior Secured Credit Facility, which had a balance of approximately $1.3 billion on that date. Consequently, an amount of $75 million which was previously restricted under the $1.35 billion facility was released to Ocean Rig.  The new Term Loan B facility is secured primarily by first priority mortgages on the drillships, Ocean Rig Mylos, Ocean Rig Skyros and Ocean Rig Athena, bears interest at a fixed rate, and matures on July 25, 2021.

19.7 On July 31, 2014, the Company signed a supplemental agreement under the secured term loan facility dated October 24, 2012, for the relaxation of a certain financial covenant until December 31, 2014.